Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

HERTZ GLOBAL HOLDINGS, INC.

Hertz Global Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

FIRST:  Pursuant to Section 151 of the DGCL and authority vested in the Board of Directors of the Corporation (the “Board of Directors”) in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors previously designated 200,000 shares of Preferred Stock, par value $0.01 per share, as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”), and established the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of such series and the qualifications, limitations or restrictions thereof, as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock of the Corporation, which was filed with the Secretary of State of the State of Delaware on December 30, 2013.

SECOND:  In accordance with the provisions of Section 151 of the DGCL, the Board of Directors of the Corporation, on May 12, 2015, duly adopted the following resolutions authorizing the elimination of the Series A Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED, that no shares of Series A Preferred Stock are currently outstanding and no shares of Series A Preferred Stock will be issued subject to the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”) previously filed with respect to the Series A Preferred Stock; and be it further

RESOLVED, that the executive officers of the Corporation be, and each of them hereby is, authorized in the name and on behalf of the Corporation, pursuant to Section 103 and Section 151(g) of the DGCL, to prepare, execute and file a Certificate of Elimination of the Series A Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock and returning such shares to the status of authorized and unissued shares of the Preferred Stock, par value $0.01 per share, of the Corporation, without designation as to series.

THIRD:  In accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized and unissued shares of Preferred Stock, par value $0.01 per share, of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer this 26th day of May, 2015.

HERTZ GLOBAL HOLDINGS, INC.

By	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Senior Executive Vice President, Chief Administrative Officer and General Counsel